March 5, 2007
Mr. William Choi
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kirkland’s, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended January 28, 2006, Filed April 12, 2006
Forms 10-Q for Fiscal Quarters Ended April 29, 2006 (Filed June 6,
2006), July 29, 2006 (Filed September 7, 2006) and October 28, 2006
(Filed December 7, 2006)
Dear Mr. Choi:
     This letter is in response to the letter dated February 1, 2007 (the “Comment Letter”) from William Choi outlining various comments related to Kirkland’s, Inc.’s (the “Company” or “we”) filings with the Securities and Exchange Commission (“SEC”) listed above. The responses set forth below are numbered to correspond to the numbered comments in the Comment Letter.
1.	In response to the comment, we acknowledge that our fiscal 2005 Form 10-K omitted the specified tabular data for fiscal 2003, the oldest of the last three fiscal years. We have no objection to providing three years of historical data pertaining to the net sales contributed by major merchandise categories pursuant to Item 101(c)(1)(i) of Regulation S-K. Given the age of the omitted data, and the fact that we will soon be filing our Form 10-K for our fiscal year 2006, we respectfully request that we be permitted to comply with this comment in future filings, commencing with our fiscal 2006 Form 10-K. We respectfully request that we be permitted to take a similar approach with respect to other comments requiring a change in disclosure.

2.	In response to the comment, beginning with the Form 10-Q for the quarter ended April 29, 2006, and in all subsequent Forms 10-Q, we have included all stock compensation charges as a component of the income statement line item “compensation and benefits”, which also includes cash compensation paid to the same employees. For all future filings, we will continue to ensure that stock compensation expenses are included within the same line item as cash compensation, unless disclosure is warranted. If disclosure is warranted, we will ensure that we present the disclosures in accordance with SAB Topic 14:F.

3.	In response to the comment, in May 2004, we entered into an agreement with a third-party bank to provide a full-service private label credit card program for the Company. The agreement has a five-year term. Pursuant to the agreement, the bank extends credit to qualified customers, assumes all credit risk, and manages accounts and customer service. We are required to accept the cards, promote the program and follow all operating procedures set forth by the bank. The agreement includes the following financial components relating to our relationship with the bank and our cardholders:
•	In connection with entering into the agreement, the bank paid us a signing bonus of $375,000. We recorded a liability at the time of receipt and have been amortizing the amount into income over the term of the agreement on a straight-line basis. This amount is included in other income on our income statement.

•	We also receive a rebate of 0.20% of each sale on each sale. This rebate is collected daily as part of the credit settlement process. We record these rebates as credits to operating expenses as the sales occur and are included as a credit component to the “other operating expenses” line item on our income statement.

•	The bank provides marketing funds for the program by i) establishing a fund of $1,500 for each new store we open during the term of the program, and ii) providing an annual marketing fund equal to 1.25% of the average outstanding accounts receivable under the program. These funds are held by the bank and accessible to us only if we perform marketing activities related to the program and provide the bank with sufficient detail relating to amounts we had spent marketing the program to our customers. Upon acceptance of this information, the bank provides us the funds in reimbursement of the marketing activity we had undertaken. These funds are recorded as credits to the marketing expenses to which they relate and included within the line item “other operating expenses” on our income statement.

•	As part of this program, the cardholders enter into a “loyalty program” whereby they earn points for each dollar spent using the card and are entitled to discount certificates once their target point total has been attained. We record the redemption of the discounts as a marketing expense included within “other operating expenses” on our income statement. We estimate the redemption rate on certificates issued and accrue for those that have been issued but not yet redeemed. Additionally, using estimated redemption rates, we also accrue for those cardholders that have accumulated points but not yet reached the target point total required to receive a certificate.

Please refer to Exhibit A for a numerical summary of these financial components of our private-label credit card agreement, for each period presented.
4.	In response to the comment, the cost of sales line item on our income statement includes all costs of product purchased from vendors, including inbound freight to the extent that it is not included in the vendor pricing. Receiving costs, inspection costs, warehousing costs, internal transfer costs, outbound freight, and all overhead associated with our distribution facility and its network are included in cost of sales. In future filings, we will expand our disclosure of the types of expenses we include in our cost of sales line item. We will specifically include information regarding the costs associated with our distribution network.

5.	In response to the comment, we have recorded “sales tax rebates” as other income in each of the periods presented. We currently operate retail locations in 37 states. Certain of those states provide credits in return for on-time remittances of sales taxes owed in the normal course of business. Upon receipt of these credits, we record these amounts as other income on our income statement.

6.	In response to the comment, as a result of the low amount of pre-tax income that was earned by the Company in fiscal 2005, the weight of normal permanent differences on the overall tax rate increased substantially. The 8.9% reconciling difference reported by the Company in fiscal 2005 relates to non-deductible meals and entertainment expenses and life insurance premiums paid for key man coverage, partially offset by a 1% rate reduction from the standard 35% federal rate due to our level of taxable income. In future filings, notwithstanding the small dollar impact of the reconciling differences, we will ensure that we disclose specifically the nature of such differences separately in the rate reconciliation if they exceed 5% of the computed total difference in accordance with Rule 4-08 (h)(2) of Regulation S-X.

7.	In response to the comment, we confirm that there were no modifications to any terms of the original note that was made between us and our then Executive Vice President and Chief Financial Officer on May 4, 2002. Furthermore, we confirm that there was no renewal of the extension of credit on or after July 31, 2002. The April 10, 2003 supplemental advance was contractually mandated by the terms of the original loan documentation, which pre-dated the enactment of the Sarbanes-Oxley Act of 2002.

8.	In response to the comment, we confirm that in future filings we will provide the exact language included in Item 601(b)(31) of Regulation S-K and exclude the terms “annual” and “quarterly” in paragraphs 2, 3, 4(a), 4(c) and 4(d) of the certifications included in our Forms 10-K and 10-Q, respectively.

9.	In response to the comment, we confirm that in future filings we will provide the exact language required by Item 601(b)(31) of Regulation S-K, by replacing references to the preceding quarter being the “fourth”, “third”, “second”, or “first”

fiscal quarter, with “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)”.
In connection with responding to your comments, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We look forward to hearing from you at your earliest convenience. Please direct any questions regarding this filing to the undersigned at (731) 660-7658 or to Robert A. Friedel at (215) 981-4773.

Very truly yours,
/s/ W. Michael Madden
W. Michael Madden

Cc:	Mr. Robert E. Alderson
Ms. Catherine A. David
Robert A. Friedel, Esquire

EXHIBIT A: FINANCIAL COMPONETS OF CREDIT CARD/LOYALTY PROGRAM
Income Statement Line-Item and Related Component

	FISCAL 2003	FISCAL 2004					FISCAL 2005					FISCAL 2006
		For the Quarter Ended					For the Quarter Ended					For the Quarter Ended
		5/1/2004	7/31/2004	10/30/2004	1/29/2005	Year	4/30/2005	7/30/2005	10/29/2005	1/28/2006	Year	4/29/2006	7/29/2006	10/28/2006	YTD
Other Operating Expenses
1 Loyalty reward redemptions (including estimated redemption and accumulated points)	$0	$0	$300	$63,477	$158,433	$222,210	$135,548	$169,051	$260,375	$328,699	$893,673	$338,306	$361,297	$433,321	$1,132,924
2 Sales rebate of 0.20% from bank on each sale	$0	$0	($3,571)	($10,446)	($10,560)	($24,578)	($10,650)	($13,245)	($17,622)	($17,685)	($59,202)	($17,741)	($19,792)	($23,225)	($60,758)
3 Marketing and new store funds established by bank	$0	$0	$0	$0	($27,832)	($27,832)	$0	$0	($36,371)	($95,165)	($131,536)	($6,575)	($26,278)	$0	($32,853)

Total other operating expenses	$0	$0	($3,271)	$53,031	$120,041	$169,800	$124,898	$155,806	$206,382	$215,849	$702,935	$313,990	$315,227	$410,096	$1,039,313

Other expense (income)
1 Contract revenue from initial payment of $375,000	$0	$0	($15,625)	($18,750)	($18,750)	($53,125)	($18,750)	($18,750)	($18,750)	($18,750)	($75,000)	($18,750)	($18,750)	($18,750)	($56,250)

Total other income	$0	$0	($15,625)	($18,750)	($18,750)	($53,125)	($18,750)	($18,750)	($18,750)	($18,750)	($75,000)	($18,750)	($18,750)	($18,750)	($56,250)

Total income statement impact (pre-tax)	$0	$0	($18,896)	$34,281	$101,291	$116,675	$106,148	$137,056	$187,632	$197,099	$627,935	$295,240	$296,477	$391,346	$983,063

Balance Sheet Line-Item and Related Component

	As Of	Balance as of				Balance as of				Balance as of
	1/30/2004	5/1/2004	7/31/2004	10/30/2004	1/29/2005	4/30/2005	7/30/2005	10/29/2005	1/28/2006	4/29/2006	7/29/2006	10/28/2006
Accrued expenses
1 Accrued loyalty rewards liability	$0	$0	$0	$29,047	$93,290	$124,447	$143,709	$186,794	$211,803	$263,289	$289,195	$345,486
2 Accrued initial contract payment	$0	$0	$359,375	$340,625	$321,875	$303,125	$284,375	$265,625	$246,875	$228,125	$209,375	$190,625

Total accrued expenses	$0	$0	$359,375	$369,672	$415,165	$427,572	$428,084	$452,419	$458,678	$491,414	$498,570	$536,111